SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2007	Commission File Number: 001-33086

LUNDIN MINING CORPORATION
(Name of Registrant)

Suite 2101
855 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
(604) 689-7842
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___                 Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___                 No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUNDIN MINING CORPORATION

Date: November 14, 2007	By:	/s/ Kevin Hisko
		Name:	Kevin Hisko
		Title:	Corporate Secretary

EXHIBITS
Exhibit	Description of Exhibit

99.1	2007 Third Quarter Financial Statements
99.2	2007 Third Quarter Management's Discussion and Analysis
99.3	CEO Certification on Form 52-109F2
99.4	CFO Certification on Form 52-109F2